UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission file number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Room 204, Building A, Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A amends the Report on Form 6-K furnished by Autozi Internet Technology (Global) Ltd. (the “Company”) on February 9, 2026 (the “Original Report”) reporting the results of the extraordinary general meeting of shareholders held on February 3, 2026 (the “EGM”). The Original Report described the first resolution as authorizing a single share consolidation and did not report the third resolution. The resolutions adopted at the EGM are restated in full below and replace the description in the Original Report. The notice of the EGM dated January 8, 2026 is furnished as Exhibit 99.1. No other change is made to the Original Report.

Results of the Extraordinary General Meeting of Shareholders

At the EGM, the shareholders of the Company adopted the following resolutions:

● As an ordinary resolution, to authorize the board of directors of the Company (the “Board”) to consolidate all issued and unissued ordinary shares of the Company, at any one time or multiple times during the two years following the EGM, at the consolidation ratio and effective time determined by the Board in its absolute discretion, provided that the cumulative consolidation ratio of all such share consolidations shall not exceed 5,000-for-1, with fractional entitlements rounded up to the next whole share (each, a “Share Consolidation”);

● As a special resolution, conditional upon the implementation of a Share Consolidation at the ratio and effective date determined by the Board, to adopt an amended and restated memorandum and articles of association reflecting that Share Consolidation in substitution for the memorandum and articles of association then in effect; and

● As an ordinary resolution, to authorize any director of the Company to take all actions ancillary to the foregoing resolutions, the registered office provider to make the required filings with the Cayman Islands Registrar of Companies, and the Company’s transfer agent to update the register of members.

Pursuant to this authority, the Board effected a 10-for-1 Share Consolidation with effect from March 23, 2026.

This Amendment is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-299392) and the prospectus included therein and any prospectus supplement thereto.

Exhibits

99.1 Notice of Extraordinary General Meeting of Shareholders dated January 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang

Name:	Houqi Zhang

Title:	Chief Executive Officer and Chairman of the Board

Date: November 9, 2026